NOTIFICATION OF LATE FILING
                      OF FORM 10-Q

For Period Ended June 30, 1996

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Paradigm Medical Industries, Inc.


Address of Principal Executive Office (Street and Number):

1772 West 2300 South, Salt Lake City, Utah  84119



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
 x        portion thereof, will be filed on or before the fifteenth
- ---       calendar day following the prescribed due date; or the
          subject quarterly report of transition report on Form 10 -Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company closed its Initial Public Offering on July 25, 1996 and became a reporting company under the Securities and Exchange Act of 1934 that same month. Due to the complexities involved in making requisite filings to complete and close the public offering, the Company's third quarter financials for its Form 10-Q cannot be completed within the required time period.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John W. Hemmer           (801)          977-8970
- -----(name)-----------(area code)--(telephone number)--------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

No.

                    Paradigm Medical Industries, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 1996                  By: John W. Hemmer
                                           Treasurer